Exhibit (b)

JULY 21 , 2004

CONFIDENTIAL

FINANCING PROPOSAL

Table of contents

1.	Executive Summary	2
2.	Bridge Financing	3
	Bridge Facility—Summary Terms and Conditions	4
3.	US Private Placement	7
	Credit Positioning & Pricing	7
	Fees	9
	Expenses Estimate	9
	Senior Notes—Summary terms and conditions	10

CONFIDENTIAL

FINANCING PROPOSAL

1. Executive Summary

We are pleased to provide you with a financing proposal along the lines suggested in your letter dated July 13, 2004. We trust this proposal will meet your financing objectives by allowing you to successfully complete the acquisition that you intend to undertake in the US market (the “US Acquisition”).

Our proposal is divided into three main sections

•	Bridge Facility: We confirm that we have obtained all required internal approvals to commit a bridge facility of up to USD 400mm to finance the US Acquisition under the terms and conditions outlined below

•	US Private Placement (“US PP”): In this section we outline the pricing and structure of a USD 400mm US PP issue raised by Ebro Puleva to refinance the bridge facility put in place to finance the US Acquisition. JPMorgan is one of the top US PP houses in the market and we are fully committed to act as Private Placement Agent on this transaction

•	Credentials

This proposal will be valid until August 6, 2004.

We trust that this proposal is of your interest. Please do not hesitate to contact us should you have any questions.

Yours sincerely,

Enrique Casanueva

Managing Director

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FINANCING PROPOSAL

2. Bridge Financing

We have obtained all required internal approvals to commit a bridge facility of USD 400 million on or before August 26, 2004 along the terms and conditions outlined in this section.

We understand that, according to your letter, the provision of the bridge financing and the execution of the US PP issue are linked and will be arranged by a single bank. Therefore, the bridge facility is provided on the basis of JPMorgan being awarded the exclusive role of Private Placement Agent in the US PP issue. The mandate for both the bridge financing and the US PP will be formalised in an engagement letter with more specific terms and conditions agreed between you and us.

The terms of the bridge facility are firm and are summarised below:

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FINANCING PROPOSAL

Bridge Facility—Summary Terms and Conditions

The Facility shall be based substantially on the terms set out below together with terms and conditions customary for a transaction of this nature.

Borrower:	Ebro Puleva, S.A. (“Ebro Puleva”) or a 100% subsidiary of Ebro Puleva

Guarantors:	In any case Ebro Puleva and other subsidiaries of Ebro Puleva which in aggregate represent not less than 80% of the consolidated assets and EBITDA of the Group at all times

Group:	The Borrower/Guarantors and its subsidiaries from time to time

Lender:	JPMorgan

Purpose of Borrowing:	Acquisition of the equity price as well as the refinancing of the existing debt of the target of the US Acquisition

Amount:	US$400,000,000

Final Maturity Date:	The date falling 6 months after the date of signing (the “Signing Date”) of the credit agreement (the “Credit Agreement”) in respect of the Facility

Type of Facility:	Revolving Credit Facility

Drawdown Period:	Up to 1 week before the Final Maturity Date

Drawings:	The Borrower may only make a drawing (each an “Advance”) under the Facility: (i) upon satisfaction of the conditions precedent set out in the Credit Agreement, and (ii) during the Drawdown Period. The Borrower must give drawdown notice prior to 10.00 a.m. on the fifth business day before drawdown

No more than 5 Advances may be outstanding at any time.

Any amount that is still undrawn at the end of the Drawdown Period will be cancelled

Repayment:	Advances shall be repayable in full on the last day of each Interest Period, subject to rollover at the option of the Borrower, and shall then be available for re- borrowing

Interest:	The rate of interest will be determined by reference to the London Interbank Offered Rate (“LIBOR”) for interest periods of 1, 2, 3 or 6 months (each an “Interest Period”) at the option of the Borrower plus the cost of compliance with any applicable reserve asset requirements plus the Margin

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FINANCING PROPOSAL

Interest will accrue from day to day and be calculated on the basis of the actual number of days elapsed in a year of 360 days. It will be payable on the last day of each Interest Period

No Interest Period shall end after the Final Maturity Date

LIBOR will be determined by reference to the offered rate quoted on the Telerate Screen Page 3750 (or its replacement from time to time)

Margin:	0 % per annum

Up-front:	0%

Commitment fee:	0 % per annum

Mandatory Prepayment:	Includes, but not limited to, Net Proceeds from the raising of any funds in the US Private Placement market

Optional Cancellation	The Borrower may cancel undrawn amounts of the Facility without penalty during the Drawdown Period. The Borrower must give the Agent at least 10 days’ prior written notice of such cancellation.

Any such cancellation must be made in minimum amounts of US $20,000,000 and integral amounts of US$10,000,000 or the remaining undrawn balance of the Facility, if less. Amounts cancelled may not be reinstated.

Taxes and Other Deductions:	All payments to be made in connection with the Facility are to be made free and clear of any present or future taxes, levies, duties or other deductions of whatever nature, except those required by law

If any deduction or withholding is made from any payment to the Lender, then the Borrower must gross-up any payment made so that the Lender receives the amount that they would have received had no such deduction or withholding been made

Costs and expenses:	All reasonable costs and out of pocket expenses (including legal fees) incurred by the Lender will be for the account of the Borrower

Conditions Precedent to Signing:	The Lender will not be obliged to provide the Borrower with any funds until the Credit Agreement is signed by the Lender and then only pursuant to its terms. No party will be obliged to sign the Credit Agreement unless it is satisfied in all respects with it

Conditions Precedent to Drawdown:	Including but not limited to:

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FINANCING PROPOSAL

(a) Constitutional documents of Ebro Puleva and each Guarantor of the Facility

(b) Consents, filings, registrations and authorisations

(c) No default or potential Event of Default

(d) Representations and warranties true and accurate

Representations and Warranties:	Customary for facilities of this type, to be made with respect to each Borrower and its Material Subsidiaries (to be defined) on the Signing Date and to be repeated (subject to limited exceptions) the date of each request for a drawdown and on the first day of each Interest Period

Undertakings:	Customary for facilities of this type, with respect to each Borrower and its subsidiaries (pari passu, negative pledge, etc.)

Events of Default:	Customary for facilities of the type (including change of control, cross-default, material adverse change, insolvency, etc.)

Events of default to contain customary and appropriate transaction-specific exceptions, to be agreed

Documentation:	The documentation will be raised to public deed and will be market standard for transactions of this type, including customary provisions (free transfer, breakage costs, etc.)

Governing Law:	The laws of Spain

Jurisdiction:	The Borrower and the Guarantors will submit to the exclusive jurisdiction of the competent courts within the jurisdiction of Spain

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FINANCING PROPOSAL

3. US Private Placement

This section outlines the commercial and structural package of a USD 400mm US PP raised by Ebro Puleva to refinance the bridge facility put in place in order to finance the US Acquisition. We are considering tenors of 7-10 years as specified in your request.

Credit Positioning & Pricing

Positioning Ebro Puleva’s credit story to private placement investors is crucial to a successful debut offering. JPMorgan would work together with Ebro Puleva to refine and adapt its attractive credit story to the private placement market.

Private placement investors will focus on Ebro Puleva’s business and financial profile and consider the following factors when determining the credit spread and the amount of their investment:

•	Investors will assess Ebro Puleva’s credit profile and the relative strength of its credit versus certain peers like Tate & Lyle, Suedzucker, CSM, and Royal Cosun

•	Investors will look to comparable and recent private placement transactions in order to price their bid in the auction process

•	Investors will consider financial covenants and the structural protections offered by the Notes. Investors will want to be pari passu in all material respects to Ebro’s other senior debt

•	On account of its strong investment grade characteristics, size, diversity and position as a leader across its markets, JPMorgan will position Ebro Puleva as a borderline NAIC-1/NAIC-2 (A-/BBB+ equivalent) designated credit in the US Private Placement market. JPMorgan is basing its ratings and pricing conclusion on its pro forma analysis of the credit of Ebro Puleva after the US Acquisition

JPMorgan is confident that there will be significant demand for a Ebro Puleva financing and that investors will bid very aggressively for Ebro Puleva’s debut offering. JPMorgan is committed to providing Ebro Puleva the best advice in the market. Our reputation as a market leader and trend-setter in the US Private Placement depends on it.

Following are some comparable private placement transactions, which will serve as pricing guidance to the investor community. Further below, we show other more recent investment grade private placement transactions.

Recent comparable private placements

			Amount
Issuer	Country	Issue date	(US$mm)	Rating	Maturity/avg. life	Pricing (bp)	Industry
Greencore Group	Ireland	Oct-03	302	NAIC-2	7b, 10b, 12b	170, 180, 190	Convenience food supplier
Royal Greenland	Denmark	Aug-03	75	NAIC-1	10b, 15b	120, 135	Seafood
Royal Cosun	Netherlands	Jul-03	275	NAIC-2	7b, 10b, 12b, 15b	115, 125, 135, 145	Consumer food products
Hero Group AG	Switzerland	Jul-03	125	NAIC-2	7/5, 7/5 (Swiss Franc) 7b (114mm), 10b	90, 94	Consumer foods
Kerry Foods	Ireland	Mar-03	650	NAIC-2	(230mm), 12b	95, 110, 115/interp	Food
					(306mm)
CSM NV	US	Feb-03	400	NAIC-2	7b, 10b	105, 110	Consumer Goods

Source: JPMorgan

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FINANCING PROPOSAL

Recent investment grade private placements

			Amount
Issuer	Country	Issue date	(US$mm)	Rating	Maturity/avg. life	Pricing (bp)	Industry
American Air Liquide	US	Jul-04	400	A	5b, 7b, 8b	73, 70/act, 70/act	Industrial
TTX Co	US	Jul-04	225	NAIC-1	17.5/9.5	100/10yr	Railway car leasing
Bob Evans Farms	US	Jul-04	190	NAIC-2	3b, 6/5, 10/7, 12/10	85, 100, 105, 120	Restaurants
Corio NV	Netherlands	Jul-04	511	NAIC-1/NAIC-2	7b, 10b	105, 115	Property investment
Omega Pharma	Belgium	Jul-04	285	BBB+	5b, 7b, 10b, 12b	125, 135, 140, 145	Healthcare products
Publishing and Broadcasting Ltd.	Australia	Jun-04	440	A-	8b, 9b, 10b, 12b, 15b	95-110/intp, 102/act,110, 110-125/10, 115-130/intp	Media
Brambles Industries Ltd.	Australia	Jun-04	425	NAIC-2	7b, 10b, 12b	110, 115, 125/10yr	Freight pallet suppliers
Ag Processing Inc.	US	Jun-04	50	NAIC-2	7/5, 10/7	115, 130	Grain Products
Teleflex, Inc.	US	Jun-04	350	NAIC-1/NAIC-2	7b, 10b, 12b	100/intp, 105, 115/10yr	Diversified manufacturing
Iberdrola SA	Spain	Jun-04	450	A2/A+	7b, 10b, 12b, 15b	75, 85, 100, 120	Power utility
J.M. Huber	US	Jun-04	133	NAIC-1/NAIC-2	15.5/8.5	160	Engineered materials
Merloni Elettrodomestici	Italy	Jun-04	330	NAIC-1	5b, 7b, 10b, 12b	120, 130, 135, 150/10yr	Consumer appliances
Brown & Brown, Inc.	US	Jun-04	200	NAIC-1/NAIC-2	7b, 10b	115/act/3m delayed, 125	Insurance and reinsurance
Gerdau Acominas	Brazil	Jun-04	128	NAIC-2	8/5	350 BEY	Steel Maker
Jemoli Holding LLC	Switzerland	Jun-04	190	NAIC-2	10b, 12b	185, 200	Retail and Real estate
Motiva Enterprises LLC	U.S	Jun-04	6.75	A1	30/13.4	105 BEQ	Retail Property
SHV Holding	Netherlands	Jun-04	320	NAIC-2	5b, 7b, 10b, 12b, 15b	125, 135, 145 160, 180	Energy and Raw materials
Express Holdings	US	Jun-04	110	NAIC-1	15b	145/10yr	Pipeline

Source: JPMorgan

Pricing is not only based upon recent comparable deals, but also JPMorgan’s vast experience and expertise in the private placement market. JPMorgan’s indicative pricing is consistently on target with where deals finally price in the market.

Provided in the table below is indicative pricing for issues with a 7, 8, 9 and 10-year final maturity or average life.

Pricing for a Ebro Puleva US Private Placement

Issue	Senior notes	Senior notes	Senior notes	Senior notes
Final maturity/Average Life (years)	7 years	8 years	9 years	10 years
Benchmark treasury	5.000% due	4.375% due	4.250% due	4.750% due
	08/11	08/12	08/13	05/14
US treasury yield (%)	3.94	4.20	4.32	4.38
Issue spread (bps)	95	100	105	110
Coupon (%)	4.875	5.125	5.250	5.375
Equivalent Spread over Libor (bps) —1 month delay	38.2	53.6	58.9	58.5
Equivalent Spread over Libor (bps)— 2 month delay	33.5	49.2	54.9	54.9
Equivalent Spread over Libor (bps)— 3 month delay	28.8	45.1	51.0	51.3

Note: Market Parameters as of 20-July-2004 Spreads at a +/- 5 bps range

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FINANCING PROPOSAL

The private placement market typically settles one-month following pricing, thereby making the one-month delay the relevant swapped pricing. However, should Ebro Puleva wish to delay for 2 to 3 months, additional value can be captured due to the increasing slope of the forward swap curve. Investors will typically provide this delay “for free”. Longer delays, out to 6 months, are available at a small cost of approximately 5bps per month beyond the third month of delay.

The planned Sancho Acquisition could impact the execution of the US PP. JPMorgan is prepared to work with Ebro Puleva to create the optimal solution for Ebro Puleva.

We believe the Sancho Acquisition, while favourable from a business risk standpoint, would slightly deteriorate the credit profile of Ebro Puleva due to the material increase in financial leverage if this acquisition is fully debt-financed. Therefore, there could be some impact on the spread at which US PP investors would be willing to participate in the issue. Nevertheless, JPMorgan is confident that Ebro Puleva can successfully accomplish its funding in the US PP market should the Sancho Acquisition occur.

Fees

As sole placement agent, JPMorgan’s placement fee for this offering would be 15 bps.

Expenses Estimate

The table below summarises the estimated costs for a transaction of this nature. We have omitted any estimate as to the cost of Ebro Puleva’s own legal counsel. JPMorgan is happy to recommend legal Counsel to Ebro Puleva upon request.

Estimates of other costs

Cost estimate
Investor counsel	US$	75,000 to 100,000
Roadshow and investor conference calls	US$	60,000 to 70,000
Printing and mailing	US$	25,000 to 30,000

Total	US$	160,000 to 200,000

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Senior Notes—Summary terms and conditions

The Senior Notes shall be based substantially on the terms set out below together with terms and conditions customary for a transaction of this nature.

Issuer:	Ebro Puleva, S.A. (“Ebro Puleva”) or a 100% subsidiary of Ebro Puleva

Guarantors:	Guarantor(s) will ultimately be dependent upon the structure of the bank financing. The Notes will need to be structured pari passu with the bank financing

Group:	The Issuer/Guarantor(s) and its subsidiaries from time to time

Use of Proceeds:	Refinance the Bridge Facility in connection with the US Acquisition

Issue Price:	Par

Amount:	US$400,000,000

Final Maturity Date:	7 to 10 year bullet maturity or average life

Interest Rate:	% per annum, payable semi-annually in arrears, computed on the basis of twelve 30-day months in a year of 360 days

Optional Redemption:	The Notes shall be callable at any time, in whole or in part, at the Make-whole Price. The Make-whole Price shall be defined as the greater of (i) par plus accrued interest or (ii) the present value of the remaining principal and interest payments due on the Notes discounted by the yield on the US Treasury obligation having a final maturity corresponding to the remaining average life of the Notes plus 50 basis points

Affirmative Covenants:	Usual affirmative covenants including, but not limited to, the following

- Maintain existence, pay taxes when due, comply with laws, maintain properties in good repair, maintain insurance, and defend properties against claims

- Maintain compliance with regulations

- Furnish annual audited and semi-annual unaudited statements

Negative Covenants:	Usual and customary for a financing of this type and to be negotiated and structured in accordance with the bank financing

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FINANCING PROPOSAL

Financial Covenants:	In accordance with the bank financing. JPMorgan requests that Ebro Puleva consider the following tests

- Net Debt/EBITDA

- EBITDA/Net Interest expense

JPMorgan will work with Ebro Puleva to develop a final covenant package and covenant levels that gives maximum flexibility for planned and future acquisitions.

Events of Default:	Usual Events of Default to include the following

i) Failure to pay principal when due at maturity or otherwise

ii) Failure to pay interest within 5 days of due date

iii) Failure in the performance of any of the covenants

iv) Default in certain other borrowings beyond their applicable grace period

v) Certain events of bankruptcy or insolvency of the Company

Governing Law:	New York State.

Counsel to Ebro Pulevea:	To be selected by Ebro Puleva.

Counsel to Note Purchasers:	To be selected by Ebro Puleva and JPMorgan.

Sole Placement Agent:	JPMorgan Securities Inc.